February 25, 2022

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Valerie J. Lithotomos

Re:	Cornerstone Total Return Fund, Inc.

Preliminary Proxy Statement on Schedule 14A filed on February 15, 2022
File No. 811-02363

Dear Ms. Lithotomos:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments relayed in a telephone conversation with the undersigned on February 22, 2022 from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on February 15, 2022 (the “Proxy Statement”) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). We have set forth below, in bold face type, the comment, followed by the Fund’s responses:

1.	Reference is made to the Director Nominee table beginning on page 2 of the Proxy Statement. Please add “over past 5 years” to heading of the last column of such table.

RESPONSE: The requested revision has been made.

2.	Reference is made to Proposal No. 1 (regarding election of directors). Please advise whether the Fund believe the disclosure in the Proxy Statement clearly states that brokers have discretionary voting power with respect to this proposal.

RESPONSE: The Fund confirms that Proposal No. 1 is routine and, as such, brokers have discretionary voting power pursuant to New York Stock Exchange (NYSE) Rule 452. The following has been added under the “REQUIRED VOTE” section of Proposal 1:

“Proposal No. 1 is considered a “routine” matter under the rules of the New York Stock Exchange (“NYSE”), and beneficial owners who do not provide proxy instructions or who do not return a proxy card may have their shares voted by broker-dealer firms on the proposal in the discretion of such broker-dealer firms.”

3.	In the “CONSIDERATION AND APPROVAL BY THE BOARD OF DIRECTORS” section for Proposal No. 2, please provide additional disclosure regarding the considerations made by the Board when it determined to approve, and to recommend that Fund stockholders approve, Proposal No. 2. In addition, please clarify that any future rights offerings will be made pursuant to a registration statement that has been filed with and declared effective by the SEC.

RESPONSE: The referenced section has been revised to read as follows:

“The Board met in person on February 11, 2022 to consider, among other things, increasing the authorized number of shares of the Fund’s common stock. The Board considered that the increase in authorized shares, by itself, would not be dilutive to with respect to either the net asset value per share of the Fund or with respect to stockholder’s voting percentages. In addition, the Board considered that the number of issued and outstanding shares of the Fund has increased as a result of reinvestment of distributions through the Fund’s reinvestment plan and the purchase of additional Fund shares pursuant to the Fund’s rights offerings, resulting in a decreased number of authorized shares available for issuance by the Fund in the future. The Board considered that, in recent years, the Board has approved several rights offerings (the “Prior Rights Offerings”) whereby stockholders of the Fund were permitted to acquire additional shares of the Fund pursuant to a registration statement filed with, and declared effective by, the SEC. The Board noted that these Prior Rights Offerings were historically made when the Fund was trading at a premium to its net asset value and were anti-dilutive with respect to the Fund’s net asset value, but were dilutive with respect to voting percentages for stockholders electing not to fully participate in them. The Board considered it prudent to approve and recommend an increase in the Fund’s number of authorized shares at this time, subject to approval by the Fund’s stockholders, to provide the Fund with flexibility in the future for, among other things, the ability of Fund stockholders to reinvest future distributions through the Fund’s reinvestment plan and the ability of the Fund stockholders to acquire additional shares of the Fund in future rights offerings that the Fund will effect pursuant to registration statements that will be filed with, and declared effective by, the SEC.”

4.	Please supplementally advise the Staff whether SEC permission is required for the increase in authorized shares proposed in Proposal No. 2.

RESPONSE: The Fund supplementally advises the Staff that it is not aware of any requirement to obtain permission or approval of the SEC in order for the Fund to increase its amount of authorized shares. The Fund is required to obtain, and is seeking, shareholder approval of such increase under the provisions of the New York Business Corporation Law.

5.	Please clarify whether Proposal No. 2 is considered routine or non-routine. If non-routine, please revise the broker non-vote language accordingly.

RESPONSE: The Fund confirms that Proposal No. 2 is routine and, as such, brokers have discretionary voting power pursuant to NYSE Rule 452, and supplementally advises the Staff that Fund management had previously confirmed with the NYSE that a proposal to increase the number of authorized shares of the Fund was considered routine. The following has been added under the “REQUIRED VOTE” section of Proposal No. 2:

“Proposal No. 2 is considered a “routine” matter under the rules of the New York Stock Exchange (“NYSE”), and beneficial owners who do not provide proxy instructions or who do not return a proxy card may have their shares voted by broker-dealer firms on the proposal in the discretion of such broker-dealer firms.”

6.	Please supplementally advise the Staff why a proposal for shareholder ratification of the change in the Fund’s independent registered public accounting firm is not included in the Proxy Statement.

RESPONSE: The Fund supplementally advises the Staff that under Rule 32a-4 of the Investment Company Act of 1940, as amended, the Fund is exempt from the requirement to submit the selection of its independent registered public accounting firm for shareholder ratification.

7.	Please provide the letter that will be attached as Appendix A.

RESPONSE: The referenced letter has been attached as Appendix A to the Proxy Statement.

8.	The Staff notes the disclosure in the Proxy Statement that the Board last approved the investment management agreement on February 11, 2022. Please advise whether the investment management agreement is required to be approved by the Fund’s stockholders.

RESPONSE: The Fund supplementally informs the Staff that the investment management agreement was approved by the Fund’s stockholders at the Fund’s Annual Stockholder Meeting held on April 16, 2019. After its initial term of two years, the continuance of the investment management agreement is subject to annual approval the Board.

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The disclosure provided in the response to Comment Nos 1, 2, 3, 5 and 7 above, and other revisions which are non-material in nature, will be incorporated in the Company’s definitive Proxy Statement which will be filed today, February 25, 2022. Should you have any additional questions or comments regarding this letter, please contact the undersigned at (212) 885-5205.

Very truly yours,

/s/ Margaret Murphy Margaret Murphy